Invest in Gym Rat the Movie

Feature Film Thriller on addiction VS transformation, in the body building world



FACEBOOK.COM/GYMRATMOVIE LOS ANGELES CA

Entertainment Health and Fitness Film

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Why you may want to invest in us...

1 Support a film project with powerful, positive cultural impact.

2 Go "inside" a Hollywood production, unique behind the scenes access, on set invites, premieres etc.

3 80% Filmed = unusually lower risk film investment with proven production model & previews available.

4 Taps into under-served niche audience of 10 million+ men 18-35 in US with a gym membership, influenced by body-building.

5 With our goal budget, we plan to add cameo's from several fitness icons to improve appeal and connect with this market.

6 Speaks with universal relevance to the social media driven, body image obsession and comparison in our world today.

Why investors ❤ us

WE'VE RAISED $120,100 SINCE OUR FOUNDING



I enjoyed speaking with both Josh and Kors regarding their upcoming feature film titled "Gym Rat". The film is 80% completed and they are looking for additional investors to complete the film. Josh is a very talented up and coming actor/producer. I'm also really excited about being a part of Korstiaan Vandiver's first feature film as an investor. The successful raise of capital for this film will also possibly demonstrate a new funding model for future talented black filmmakers.

Kevin Brown

LEAD INVESTOR   INVESTING $10,000 THIS ROUND



It's great to see up and coming actors and filmmakers of the quality of Josh ⌄ and Kors considering alternative mechanism of funding for the completion of their independent film Gym Rat. Honestly, I don't know how Indy films are financed otherwise. I'd encourage any prospective investor to watch the short movies "Fate" and "Lu" by Korstiaan Vandiver. Both of these short films represent his talent. Thank you both for allowing us to be a part of this journey. Thanks, and good luck with your raise!!!

Kevin Brown ☆

Enjoy providing micro-investments in a diverse set of small businesses that are trying to grow their businesses.

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Our team



Joshua Murray
Manager, Producer, Actor
Actor w/over 50 Film/TV credits, most recently Inheritance (Lily Collins, Simon Pegg). Debuted as a filmmaker with "The Soliloquy" (self-funded/directed/produced): Best Director at Idyllwild film festival & Best short from DC production alliance.
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Korstiaan Vandiver
Producer, Director, Writer
Directed/Produced "LU" starring Nate Parker (Birth of a Nation). Lu played at a Sundance Board member special screening in Park City, Utah and screened in HBO & BET's Urbanworld Film Festival in New York as an Official Selection.



Ron Newcomb
Associate Producer, UPM
Producer/Writer/Director with 28 Producing credits (The Fellows Hip: Rise of the Gamers). He is co-owner of The Fantasy Network and founder of the VIP Film & TV Summit. As the Indie Film Coach, Ron has spoken on the business side of filmmaking.



Mike Zhu
Executive Producer
Mike Zhu is a producer and seasoned entertainment executive. He has worked on the Corporate Strategy Team at Disney, led strategy and planning for ABC and ABC Studios and is currently the Head of Strategy at wiip.


Travis Brown
Associate Producer
Award Winning Writer/Producer/Director. Co-Produced "Redwood Massacre: Annihilation," 2020 Official Selection at the prestigious Fright Fest in London. Travis made his directorial debut with "The Norwalk Witness," in 2015, winning numerous awards.


John Honore
Director of Photography
Award winning Cinematographer with nearly 100 Film/TV credits (including 3 Holes and a Smoking Gun, Shooting Heroin)


Wesley Brown
Executive Producer

In the news


Rising Star Josh Murray: Why you need to have a purpose much bigger than success within the...

Thank you so much for doing this with us! Can you tell us the story of how you grew up? I love thought provoking questions. They help me see my life through a new lens and appreciate my experiences more, so my
August 24, 2020 @ medium.com

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Downloads

📄 GYM RAT PITCHDECK NB.pdf

Our Story



Logline:

A fitness freak just released from prison with delusions of being the next Mr. Olympia gets a job selling steroids for a maniacal gym owner and rising tensions quickly turn tragic.





Summary:

Think Nightcrawler meets Whiplash with a bit of I, Tonya. Some have called it a gritty version of Little Miss Sunshine with bodybuilding. Our protagonist Lonnie Milsap navigates a world of bold and colorful characters that match his own often absurd behavior, from his reckless pursuit of a pump to his fixations with The Hulk. A budding romance offers a ray of hope and stability but Lonnie's obsession with winning and clashes with his bigoted bully of a boss, threaten to derail it. As he spirals deeper into a cycle of drugs and violence we have to wonder if he will take that hard look in the mirror before it's too late.





We deal with themes of Addiction vs Transformation.

> *"If you lose yourself on the road to success, is it really success?" & "Can people really change?"*

We also challenge audiences to rethink how they judge others.

> *"How far can you fall and still find redemption?"*

GYM RAT also goes after society's "standard" and shouts that's not fitness! Everyday social media dictates the lens we view things from and what we are seeing now is a trend, not fitness. We see 12 pack ABS and perfect hinnies and many folks are coming to the conclusion that this defines what it means to be healthy, to be "in shape". We are all bombarded with these kinds of images on a daily basis and we're made to believe that what we see on IG is what fitness should be. Social media dictates how we view ourselves, magazine covers suggest it, we are told through images who we should be and how we should look, this is what's happening to our character Lonnie he believes what he aspires to grants him relevance and worth. We push back on the misconception that this misguided ideology of what it means to be "in shape" brings happiness.







Production





Beyond our unique story and compelling visuals, we are very proud of our stellar ensemble cast. Greg Orvis (Vikings, Angel Has Fallen) plays our antagonist Phillie, the manical gym owner. The lovely Lena, who captures Lonnie's heart and tries to steer him away from the dark side is portrayed by former Miss Puerto Rico, Mariana Paola Vicente (Self/less, Hot Tub Time Machine 2, Get Hard). Also appearing are Gabriel Jarret (Real Genius, Poseidon, Apollo 13), Diahnna Nicole Baxter (Bosch, Scandal), Amaris Davidson (Insidious 3, Disaster Movie) and Kelly Greyson (Woodlawn, Little Boy) to name a few.

We had an amazingly dedicated crew lead by John Honore (Shooting Heroin) behind the camera and Eric Kyle Deshazo (Hobbs & Shaw, Rogue Warfare) in sound. We've completed 3 weeks of production already and have 1 week left to shoot. We are budgeting for a couple a days each of reshoots and pickups to be safe, making sure we are completely done with filming when we go back into production this time.



Business Stuff

We have an LOI for distribution from Veritas Films and an LOI for sales representation from veteran sales agency California Pictures as well as strong interest from several other agents and distributors pending review of the edited film.

Below is a visual breakdown of our existing funds spending and different fundraising milestones. Our most pressing goal and most important hump to get over for fundraising is $85,000, with this we would have a playable film and be in a very solid position for getting the film picked up and fully funded. Our goal is to raise $135,000 to fully complete post-production and have the film ready to go. Any additional investments beyond this, up to a grand total of $185,000 will go towards bringing the film to market (including festivals) and give us additional flexibility and power in giving the film the best visibility.

Fundraising Stages



ROI

120%	50/50
All revenue paid to investors up until 120% of their principal.	Remaining revenue split equally between investors and production company.

Thank you for your consideration and support!





Investor Q&A

- COLLAPSE ALL

What does your company do? ⌄

We formed this LLC to produce Gym Rat, a feature length thriller with dark comedy overtones, about fitness/body building, mental health and body image. Our goal with this production was to have the creative freedom and business agility that comes from operating totally independently and with a very modest budget. We pursue artistic excellence and also cost effectiveness in putting every cent we can "on to the screen" which maximizes our potential for commercial success too!

Where will your company be in 5 years? ⌄

This production puts us on the map for feature films but our team has a number of scripts in the queue, including multi-million dollar projects in development with goals of epic set pieces and major name talent attachments. These projections are not guaranteed. Additionally, investors in this raise are only entitled to proceeds from this one upcoming picture, Gym Rat.

Why did you choose this idea? ⌄

A film about a fitness freak with body dysmorphia and a long rap sheet who's obsessed with finding meaning and validation by transforming his appearances, discovers the change he is really looking for is on the inside. Having battled physical health issues for a decade to reach my own fitness goals, I know mental health to be paramount to success.

How far along are you? What's your biggest obstacle? ⌄

We are 80% through production of our film and have a proven team and track record of what we can do. Our main obstacle is really just acquiring the finishing funds to complete our pickups on production and get through post-production and delivery of the finished film for distribution, with production funds being the most critical. Reaching our minimum goal this year assures we can finish production and avoid an excessively long gap in production which could potentially lead to continuity issues requiring reshoots.

Who competes with you? What do you understand that they don't? ⌄

The production value and artistry we bring at the low-budget level we operate at is already very unusual. But what we have that really is rare in this market space is the kind of authenticity, heart and humanity that gives people chills and keeps them thinking after the credits have rolled.

How will you make money? ⌄

From conversations we are having with distributors, there is a rapidly developing gap in new content availability due to the pandemic having paused production . We are positioned to quickly pivot to finishing a film that others can't who are just starting up and can get it in sooner to a sellers market that is experiencing an unprecedented shortage of new films.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1. At the forefront is the risk factors of COVID-19 and any changes in restrictions that delay or interfere with production. We are prepared to adapt to restrictions and/or move our production locations to workaround such impediments though and our relatively small team is better prepared than bigger productions with large crew footprints.

2. As with any film, distribution and sales numbers are always difficult to predict as their success relies on the subjective reception from audiences and can be affected by a variety of changing market dynamics and disruptors and there is no way to guarantee profitability. Given our favorable ratio of quality to budget and the fact that availability of new content has diminished while demand for more home entertainment is on the rise, we believe as film projects go, we are well positioned for success.



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